 Exhibit 99.1

TuanChe Limited Announces Receipt of Minimum Bid Price Notice From Nasdaq

BEIJING, Feb. 21, 2023 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced that it received a notification letter dated February 17, 2023 (the "Deficiency Letter") from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the "Nasdaq"), indicating that the Company is no longer in compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the Company's closing bid price per American depositary share ("ADS"), each representing sixteen Class A ordinary shares, par value US$0.0001 per share, of the Company, has been below US$1.00 for a period of 30 consecutive business days. The Deficiency Letter does not result in the immediate delisting of the Company's securities.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until August 16, 2023 (the "Compliance Period"), to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by August 16, 2023, subject to the determination by the staff of Nasdaq, it may be eligible for an additional 180 calendar days compliance period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

The Company intends to monitor the closing bid price of its ADSs between now and August 16, 2023 and is considering its options, including an adjustment of its ADS-to-Class A ordinary share ratio, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company is currently in compliance with all other Nasdaq continued listing standards. The Deficiency Letter does not affect the Company's business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com